Exhibit 21
List of Subsidiaries
•	Maximum Performance Group, Inc.

•	Parke Industries, LLC

•	Kapadia Energy Services, Inc.

•	Lime Midwest, Inc.

•	Texas Energy Products, Inc.

•	Preferred Lighting, Inc.

•	Lime Finance, Inc.